May 22, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628
Attn.: Cecilia Blye, Office of Global Security Risk

RE: McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2013 (the “Form 10-K”)
Filed January 29, 2014
File No.: 1-14920

Dear Ms. Blye:
Please find below our response to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 24, 2014, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.
Commission Comment:
Form 10-K for Fiscal Year Ended November 30, 2013
General

1.
You told us in your letter dated March 18, 2011 that you purchased goods from Syria. In addition, you state in the Business section and elsewhere that you have operations in Africa, a region that includes Sudan. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan and Syria since the referenced letter. Your response should describe any goods that you have purchased from, or provided into, Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Sudan and Syria or entities they control.

McCormick & Company Response:

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1.
We have not entered into any agreements or arrangements or have had any other contact with the Syrian or Sudanese governments or with entities known to be controlled by those governments. We do not conduct any business with Sudan, such as purchasing goods from or providing goods to Sudan. We have no direct contacts with Syria nor do we sell any of our products into Syria. We do purchase goods of Syrian origin, and that business is conducted legally and in compliance with all applicable U.S. economic sanctions and export controls. We consider our purchases of Syrian origin goods immaterial (such purchases represented less than two-tenths of one percent of our consolidated costs of goods sold in fiscal 2013).

Our purchases of Syrian origin goods consist only of the following:

•	purchases of Syrian origin cumin by our subsidiary McCormick Foods Australia Pty Limited, an Australian company, for consumption in our operations in the Asia/Pacific region;

•	purchases of Syrian origin cumin by our subsidiary McCormick Polska S.A., a Polish company, for consumption in our European operations;

•	purchases of Syrian origin cumin and anise seed by our subsidiary McCormick Global Ingredients Limited, a Cayman Islands company, for consumption in our U.S. and European operations; and

•
purchases from a U.S. vendor of cumin oleoresin that may contain Syrian origin ingredients by our subsidiary McCormick South Africa Pty Limited, a South African company, for consumption primarily in our operations in that country.

Each McCormick subsidiary noted above purchases its Syrian origin goods from independent third-party vendors located outside of Syria that are unaffiliated with Syrian suppliers. These purchases are not prohibited by the Syrian Sanctions Regulations, 31 C.F.R. Part 542.

* * * *

In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 771-7323.
Sincerely,

By:	/s/ W. Geoffrey Carpenter
W. Geoffrey Carpenter
Vice President, General Counsel & Secretary

Copy to:
Pradip Bhaumik, Special Counsel, Office of Global Security Risk (SEC)
Roger Schwall, Assistant Director, Division of Corporation Finance (SEC)
Alan D. Wilson, Chairman, President and Chief Executive Officer
Gordon M. Stetz, Jr., Executive Vice President & Chief Financial Officer

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